May 15, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attn:  Barbara C. Jacobs and Hugh Fuller

RE:                            Innovative Solutions and Support, Inc.
Amendment No. 3 to the Registration Statement on Form S-3
File No. 333-140018

Ladies and Gentlemen:

Innovative Solutions and Support, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-3 (Registration No. 333-140018).  On behalf of the Company, we respond to the comment raised by the staff of the Commission in a telephone call from Mr. Hugh Fuller to the undersigned by including an updated legal opinion of Dechert LLP, dated May 11, 2007, and providing that the Amendment No. 3 incorporates by reference the Company’s Form 10-Q for the three months ended March 31, 2007, which was filed by the Company on May 10, 2007.

If you have any questions, please feel free to contact Henry N. Nassau at 215.994.2138 or the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell, Esq.

cc:         Geoffrey S. M. Hedrick
James J. Reilly
Henry N. Nassau, Esq.